SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number 000-22315

NOTIFICATION OF LATE FILING

☑ Form 10-K ☐ Form 20-F ☐ Form 11-K

☐ Form 10-Q ☐  Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For the Period Ended: June 30, 2012

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGTSTRANT INFORMATION

Digital Creative Development Corporation

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Full Name of Registrant

(Formerly Arthur Treacher’s, Inc.)

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Former Name if Applicable

720 Fifth Avenue, 10th Floor

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Address of Principal Executive Office (Street and Number)

New York, NY l0019

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City, State and Zip Code

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☐	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b) The subject annual report or semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable).

PART III

NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Financial and other information necessary for a complete and accurate filing are not as yet available. Management is currently working to obtain all such data.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Vincent De Lorenzo, CFO          201-424-2789

(Name)                (Area Code)(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports. Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitative1y, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Digital Creative Development Corporation

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(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2012	Digital Creative Development Corporation
By: /s/ Vincent De Lorenzo
Vincent De Lorenzo

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).